EXHIBIT 99.2

                       BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23                                       NIRE. 35300010230
                            A Publicly Listed Company



                          MEETING OF THE FISCAL COUNCIL
                                OF APRIL 29 2005
                                ----------------


              On April 29 2005 at 11:00 a.m. at the company's head office, the effective members of the Fiscal Council of BANCO ITAU HOLDING FINANCEIRA S.A., met under the presidency of Dr. Gustavo Jorge Laboissiere Loyola, with the purpose of providing an opinion on the first quarter 2005 financial statements.

              Following due examination of the said financial statements, the Fiscal Councilors resolved to register the following opinion:

    "The members of the Fiscal Council of Banco Itau Holding Financeira S.A., having perused the first quarter 2005 financial statements, have verified the accuracy of all the items examined, understanding them to adequately reflect the company's capital structure, financial position and the activities conducted during the period, recommending that they be approved by the company's Board of Directors."

              There being no further matter for discussion, the meeting was declared concluded and its work completed. The relative minutes having been transcribed, read and approved, were signed by all those present. Sao Paulo-SP, April 29 2005. (signed) Gustavo Jorge Laboissiere Loyola, Alberto Sozin Furuguem and Iran Siqueira Lima - Councilors.



                                         ALFREDO EGYDIO SETUBAL
                                       Investor Relations Officer